Exhibit 99.1

Ballard Signs $2.5M Technology Solutions Deal For Hydrogen Backup Power Systems in China

VANCOUVER, July 11, 2016 /CNW/ - Ballard Power Systems (NASDAQ: BLDP; TSX: BLD) today announced that it has signed a definitive agreement with Guangdong Nation Synergy Hydrogen Power Technology Co. Ltd. ("Synergy") for a Technology Solutions transaction to enable Synergy to exclusively manufacture and sell Ballard's direct hydrogen FCgen®-H2PM fuel cell backup power systems in China.

Under the agreement Ballard will license the designs of its 1.7 and 5 kilowatt FCgen®-H2PM systems to Synergy for manufacture in the City of Yunfu in Guangdong Province and exclusive sales in China. Synergy has paid Ballard an upfront Technology Solutions fee of $2.5 million for the license and related technology services and will make additional recurring payments to Ballard for each unit sold, subject to annual minimums. Ballard will also be the exclusive supplier of air-cooled fuel cell stacks to Synergy for use in the FCgen®-H2PM systems that it produces and sells.

Ballard recently sold its methanol Telecom Backup Power business assets to Chung-Hsin Electric & Machinery Manufacturing Corporation ("CHEM") for a purchase price of up to $6.1 million, while retaining the company's direct hydrogen fuel cell backup power system assets. The direct hydrogen fuel cell backup power system has since been rebranded FCgen®-H2PM. In the transaction with CHEM, Ballard also signed a fuel cell stack supply agreement with CHEM which includes minimum sales of $2 million.

Randy MacEwen, Ballard's President and CEO said, "In parallel to the recent sale of our methanol-based backup power business to CHEM, we identified an opportunity to surface additional value on our direct hydrogen-based backup power system designs. The transaction announced today provides a strong foundation for future sales by Synergy of direct hydrogen backup power systems in China using Ballard's leading system design and fuel cell stacks. We will also continue to market our FCgen®-H2PM products to provide backup power for critical infrastructure in select European markets."

Mr. Chen Xiaomin, General Manager of Guangdong Nation Synergy Hydrogen Power Technology Co. Ltd. said, "We see significant market potential for direct hydrogen fuel cell backup power systems in China, particularly given the recent establishment of China Tower Corporation. The Ballard brand is synonymous with PEM fuel cell technology leadership. We believe Ballard's FCgen®-H2PM systems, featuring the world's leading PEM fuel cell stacks, deliver the best value for customers based on cost, reliability, extended runtime and footprint, as compared to all other direct hydrogen fuel cell backup power systems in the marketplace."

China Tower Corporation is a joint venture established in 2015 through the consolidation of $36 billion in network infrastructure of three telecom operators: China Mobile; China Unicom; and China Telecom. China Tower Corporation provides construction, maintenance and operations services for this consolidation of telecommunication towers and ancillary facilities.

Ballard and Synergy have previously signed a number of important deals. These include licensing and equipment supply agreements for fuel cell power modules, parts kits and stacks for buses in China. The largest-ever fuel cell bus agreement, to support the deployment of 300 buses in the cities of Foshan and Yunfu, was signed by Ballard and Synergy in 2015.

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP; TSX: BLD) provides clean energy products that reduce customer costs and risks, and helps customers solve difficult technical and business challenges in their fuel cell programs. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning planned product deployments, provision of services, market adoption and demand for our products and available subsidies. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities.  The Ballard Common Shares have not been registered under the United States Securities Act of 1933, as amended, or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

SOURCE Ballard Power Systems Inc.

%CIK: 0001453015

For further information: Guy McAree, +1.604.412.7919, media@ballard.com or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 21:00e 11-JUL-16